

21001862

SEP
Mail Processing
Section

FEB 26 2021

Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJS Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 325

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

White Plains	NY	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – if individual, state last, first, middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Robert Labick__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CJS Securities, Inc.__ , as

of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President, CJS Securities, Inc.__
Title

_____
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CJS Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Iselin, New Jersey
February 22, 2021

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	2,938,346
Clearing deposit		100,168
Due from broker dealer		208,590
Other receivables - broker dealers		136,017
Right of use - asset		386,743
Prepaid expenses and other assets		101,383
TOTAL ASSETS	$	3,871,247

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Lease liability	$	386,743
Loan payable		262,500
Accrued expenses		42,261
TOTAL LIABILITIES		691,504
Shareholders' Equity:		
Capital Stock		100
Retained earnings		3,179,643
TOTAL SHAREHOLDERS' EQUITY		3,179,743
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,871,247

CJS SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998, as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis. The Company is included in syndicate deals, as a named participant, with other member firms controlling the stock sales. The Company additionally offers access to research as a service to its customers. The Company satisfies its performance obligations by transferring the promised research services to the customers. A service is transferred to a customer at a point in time when, the customer obtains control of that service. The Company recognizes revenue for that service at a point in time when the transaction price is determinable and the Company is reasonably certain that a significant reversal will not occur.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

CJS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020
(continued)

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 - Valuations based on quoted prices available in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques - equity securities: the Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At December 31, 2020, the Company held no investments in equity securities or securities sold short.

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

For brokerage commissions, the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

For research and consulting income, the Company recognizes income as earned. Income is earned at the time the related services are provided and when the right to receive payment is assured. Research income that is due and payable as of December 31, 2020 is included in Other receivables – broker dealers on the statement of financial condition.

For syndication and underwriting fees, the Company participates as a selling group member for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Underwriting fees and related expenses for the year ended December 31, 2020 are reported on the statement of income.

The Company recognizes consulting income as earned. Income is earned at the time the related services are provided and when the right to receive payment is assured.

-4-

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards:

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP.

The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Forgivable Loans – Paycheck Protection Program (PPP):

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under *Coronavirus Aid, Relief and Economic Security Act (CARES Act)* Paycheck Protection Program (PPP), as *debt* in accordance with Accounting Standards Codification (ASC) 470, *Debt*, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of income.

NOTE 2.   CASH AND CASH EQUIVALENTS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corporation ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. As of December 31, 2020, the Companies cash and cash equivalents are deposited with one financial institution and include a money market balance in the amount of $2,075,940.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $3,299,812 which was $3,199,812 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

NOTE 4.   FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreements with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing

NOTE 4.   FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT
RISK (continued)

broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5.   INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the Company is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax, of $3,000, based on variables affected by the Company's operations.

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITES

The Company entered into a commercial real estate lease with Mack-Cali for the period December 1, 2020 through November 30, 2024. The total future lease commitment is for $404,889. Future minimum lease payments, for the year ending December 31, 2021 are $100,430. The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities at December 31, 2020 or during the year then ended.

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITES (continued)

Base Rent	Jan-Nov Per Month	Jan - Nov	Dec	Total
Jan 1, 2021 - Dec 31, 2021	$ 8,355	$ 91,908	$ 8,522	$ 100,430
Jan 1, 2022 - Dec 31, 2022	8,522	93,746	8,693	102,439
Jan 1, 2023 - Dec 31, 2023	8,693	95,621	8,867	104,487
Jan 1, 2024 - Dec 31, 2024	8,867	97,533	-	97,533
Totals		$ 378,807		404,889
Less: Discount				(18,146)
Lease Liability at December 31, 2020				$ 386,743

In connection with FASB standard ASC 842 "Leases", which took effect as of January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. There will be no impact to the Company's net capital.

The Company is a lessee in a non-cancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. A discount rate of 2.33% was used when measuring the right of use asset and lease liability as of December 31, 2020. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

During 2020 the Company borrowed $1,400,000 under a subordinated loan agreement from one of the Company's shareholders. The subordinated borrowings- related party were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing was approved by FINRA in September, 2020, and repaid in October, 2020. Interest on the loan was computed

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITES (continued)

at 6% per annum. Interest expense on the subordinated borrowing amounted to $3,452 for the year ended December 31, 2020.

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no legal proceedings as of December 31, 2020.

NOTE 7.   LONG-TERM DEBT

As of December 31, 2020, the Company has an unsecured loan outstanding in the amount of $262,500, due to the Small Business Administration (SBA) and administered by a local bank, as part of the *Coronavirus Aid, Relief and Economic Security Act (CARES Act)* Paycheck Protection Program (PPP).

Under the terms of the note dated May 3, 2020, the loan payments are deferred until the Company receives notification from the SBA as to the amount of the loan forgiveness. The loan terms provide that a portion or all of the loan is forgivable to the extent that the Company uses loan proceeds to fund qualifying payroll and other expenses during a designated 24-week period. On January 11, 2021, the Company received notification from the SBA that the entire loan balance of $262,500 has been forgiven.

NOTE 8.   GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. At December 31, 2020, except for future contractual exposure described in Note 6, the Company has issued no guarantees.

NOTE 9.   RETIREMENT PLAN

The Company has a matching 401(k) program, for non-highly compensated employees at 3% of total compensation. The matching 401(k) program expense of $2,883, for the year ended December 31, 2020 is reported on the statement of income.

NOTE 10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued and the only event is the PPP loan forgiveness in January 2021, as described in Note 7. The forgiveness was recorded as gain on the extinguishment of debt in January 2021.